Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Anchor Digital, Inc.
2915 Marsh Breeze Lane
Mt. Pleasant, SC 29466
www.anchordigital.io

Up to $1,069,999.92 in Common Stock at $0.09

In the form of Electronic Tokens
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Anchor Digital, Inc.
Address: 2915 Marsh Breeze Lane, Mt. Pleasant, SC 29466
State of Incorporation: DE
Date Incorporated: June 20, 2018

Terms:

Equity

Offering Minimum: $9,999.99 | 111,111 shares of Common Stock

Offering Maximum: $1,069,999.92 | 11,888,888 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.09
Minimum Investment Amount (per investor): $108.00

The Company and its Business
Company Overview

The Anchor Digital Compass System™ is middleware fabric software for the crypto economy, providing market tools that benefit participants and enhance market structure. Anchor Digital allows all users from developers, portfolio managers and traders to reduce Crypto asset UX friction and manage all digital wealth through a single user interface delivered via a flexible, private and secure infrastructure. The Compass System dashboard gives market participants worldwide a transparent and trusted, single point, comprehensive environment for tracking, transfer, and trading of crypto assets across all exchanges, wallets and blockchain protocols. Among the initial modules is tax compliance, which that meets all requirements for US IRS reporting and filing, as well as WalletRC, an innovative multi-exchange trading technology tool built on AnchorActive API. Additionally, please note that Anchor Digital had a predecessor organization known as Anchor Digital LLC, a South Carolina registered company. Anchor Digital LLC, was converted via merger into Anchor Digital Inc. in June of 2018 for the purpose of converting membership interests into common stock. There was no other change to the business structurally or financially and the executive committee of the LLC converted into the Board of Directors of the newly incorporated Delaware corporation.

Competitors and Industry

There are many projects building general management tools, however, none that we know of bridge traditional fintech with native blockchain infrastructure. The nature of the Compass system is to fill a gap in the middleware space between users, their wallets and exchanges where buying, selling and transferring across multiple protocols and destinations can be accomplished in a single user interface.

Current Stage and Roadmap

The company has launched its Beta product to over 200 users and is in the testing and help ticketing phase of the roll out. At this writing, the reception has been overwhelmingly positive. Additional functionality including live trading etc. are coming online throughout 3Q2018 with connection to multiple exchanges and data providers and research hubs expected in 2H 2019. Full functionality with Wallet Rx and the CLaIre dashboard (please refer to the story section of the offering) should be online by 4Q2019.

The Team

Officers and Directors

Name: Marcus Martin

Marcus Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Senior most executive in the corporation. Reports directly to the board of directors. Responsible for all operational and managerial decisions.

- **Position:** Member of Board of Directors
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Serve as a member of the Board of Directors - ultimately responsible for managing the CEO.

Other business experience in the past three years:

- **Employer:** Global Oak
  Title: Managing Member
  Dates of Service: January 03, 2015 - Present
  Responsibilities: Day to day operational control of the investment bank

Name: Jason Britton

Jason Britton's current primary role is with GOOD Asset Management. Jason Britton currently serves 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Responsible for day to day financial management of the

corporation.

- **Position:** Member of the Board of Directors
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Serve as the Board of Directors and ultimately manage the CEO

Other business experience in the past three years:

- **Employer:** GOOD Asset Management
  Title: Chief Investment Officer
  Dates of Service: March 21, 2015 - Present
  Responsibilities: Day to day management of the finances and investments of the company.

Name: William Drake

William Drake's current primary role is with Global Oak. William Drake currently serves 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of Board of Directors
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Oversight of the CEO

Other business experience in the past three years:

- **Employer:** Global Oak
  Title: Member
  Dates of Service: January 03, 2015 - Present
  Responsibilities: Business Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity Token should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Each token is being offered at $0.09 and implies a valuation of over $42m. Please see the additional detail on valuation calculation in the story section of the offering.

The transferability of the Securities you are buying is limited

Any Common Equity Token purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Equity Token in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
It is possible that we may need to engage in common equity financings in the future, which may reduce the value of your investment in the Common Stock currently being offered here as part of the Reg CF. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the early release stage and have deployed our product to select influencers and institutional users for testing and comment. Delays or cost overruns in the development of our product or the failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in production , changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Equity Token that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common equity tokens we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Anchor Digital Inc., the successor organization of Anchor Digital, LLC was formed on 06/21/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Anchor Digital Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance

that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Anchor Digital Compass System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Anchor Digital or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon Cloud

Hosting could harm our reputation and materially negatively impact our financial condition and business.

Investors are subject to rules and restrictions on securities as described in the by laws attached. Additional risk factors include those listed on the Start Engine page, as well as those relating to digital wallets, smart contract, the marketability of these securities, the ERC20 platform, and various other seen and unforeseen risks.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marcus Martin	145,000,000	Common stock	32.5

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,888,888 of Common Stock (Equity Token).

Common Stock

The amount of security authorized is 500,000,000 shares (tokens) with a total of 457,719,232 issued.

Voting Rights

Each common shareholder (token holder) is entitled to one vote for each common share (token) owned on all matters submitted to a vote of shareholders, including the election of directors.

Material Rights

This is an equity token and has all rights of a common share of a Delaware C-Corp. There are no securities with any superiority to this token.

Dividend Rights

Holders of common stock (tokens) are entitled to receive dividends as may be declared by the board of directors

What it means to be a minority holder

As a minority holder in Anchor Digital Common Equity Token (ADGE) of the company, you have will have limited ability to influence the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Investors in this offering have rights the same as those of other investors, and will have influence on the corporate actions of the company, although said influence will be limited by the minority ownership status of the token offering.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). Rights to receive liquidation distributions are ratably after payment of all debts and liabilities from all net assets that are legally available for distribution

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
Additional restrictions on transfer out outlined in the by laws attached herein

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Member Interest
Final amount sold: $210,000.00
Use of proceeds: Software Development
Date: May 28, 2018
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
The money from our initial rounds of equity raise were spent on staffing and product development. In addition to the white paper which is located on our site, we have a Beta product that has been deployed in the field and can be made available on a trial basis to interested investors.

Historical results and cash flows:
Historical cash-flow has been negative as we have been in development and growth mode and are pre-revenue. We believe investors can expect to see significant improvements in cash flow when customers are signed up. Based our projected model for valuation, we estimate that we would need to achieve less than .01% market penetration of wallet users to reach our $42m valuation. We would need less than 500 paying users at our $149 monthly subscription to be break even. We sent out approximately 140 Beta test requests to influencers and had over 60 positive responses. While not a direct indication of conversion to monthly subscribers, achieving nearly 10% of the required users to breakeven from a single communication with little advertising or targeted communication program is encouraging.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
72,000 in cash on hand; access to shareholder loans and lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The Reg CF funds are an essential source of capital for the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
They are meaningful and significant, but the company will continue if the raise is unsuccessful.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
5 months. 3 months of current cash on hand and 2 additional months from the minimum raise.

How long will you be able to operate the company if you raise your maximum funding goal?
Over 36 months without a single dollar of revenue. We are have forecasted generating revenue in 4Q 2018 and with the goal of being self-sufficient and reaching profitability

by 2Q 2019.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We will most likely initiate a Reg A+ offering in the next 5 years.

Indebtedness

The company does not have any material indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $41,194,730.90

Valuation Details: Average of three methods: 1) comparable transactions: financial technology firms are trading at multiples between 4x-30x Revenue. Using Raymond James, a leading advisor in the financial technology space, we arrived at a multiple on revenue of approximately 8x. This implies a $5m revenue target or approximately $450k in monthly revenue. At $149, our professional monthly subscription fee that equates to approximately 3,000 users out of a potential market of 25,000,000 or less than 0.01%. We are seeing alpha to beta conversions in the neighborhood of 33%. Additionally, most recently, Betterment raised $100 million on a $700 million valuation with a 30x multiple. Our multiple is projected at a more conservative 8x revenue, aiming to create the middleware software fabric linking all exchanges and providing real time data and ancillary tools including tax analysis ; (2) using a five year estimated discounted cash-flow projection by making reasonable revenue assumptions and scaling users and expenses accordingly and discounting back said Net Operating Income using a discount rate of 8% and applying a terminal multiple;(3) we have received opinions and guidance from outside counsel including our legal and accounting firms.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  The proceeds will be used for marketing to gain brand awareness and to drive users to the Compass Tax Tool.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  33.0%
  Content development, marketing and advertising to drive traffic and users to www.anchordigital.io as well as continued efforts at brand activation.

- *Company Employment*
  33.0%
  We are planning on hiring a full stack engineer, a UI/UX engineer and bringing three of our current contractors on staff full-time.

- *Operations*
  28.0%
  Continued product development coupled with product extension to include our proposed CLaiRe system.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than September 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.anchordigital.io (www.anchordigital.io/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/anchor-digital

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS

ANCHOR DIGITAL, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

ANCHOR DIGITAL, LLC

TABLE OF CONTENTS



WALDRON H. RAND
& COMPANY, P.C.
Certified Public Accountants

Over 100 Years of Service

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Anchor Digital, LLC
Mount Pleasant, South Carolina

We have reviewed the accompanying financial statements of Anchor Digital, LLC, which comprise the balance sheet as of May 31, 2018, and the related statements of operations and members' equity and cash flows for the period from inception (August 18, 2017) to May 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Waldron H. Rand & Company, P.C.

Dedham, Massachusetts
July 10, 2018

850 Washington Street, Suite 200
Dedham, MA 02026

781.449.5825 | www.waldronrand.com |  Morison KSi
Independent member

ANCHOR DIGITAL, LLC

BALANCE SHEET
MAY 31, 2018

ASSETS

CURRENT ASSETS
Cash $ 72,068

FIXED ASSETS, AT COST
Website and software costs 87,640
Less accumulated amortization (2,995)

Net fixed assets 84,645

OTHER ASSETS
Trademarks 7,400

$ 164,113

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accrued expenses $ 7,000

MEMBERS' EQUITY 157,113

$ 164,113

500,000,000 shares authorized
457,719,232 shares issued

ANCHOR DIGITAL, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

OPERATING EXPENSES		
General and administrative	$	49,892
Amortization		2,995
Total operating expenses		52,887
Net loss		(52,887)
MEMBERS' EQUITY AT BEGINNING OF PERIOD		0
Capital contributions		210,000
MEMBERS' EQUITY AT END OF PERIOD	$	157,113

ANCHOR DIGITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(52,887)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		2,995
Increase (decrease) in liabilities:		
Accrued expenses		7,000
Net cash used in operating activities		(42,892)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for trademarks		(7,400)
Cash paid for website and software costs		(87,640)
Net cash used in investing activities		(95,040)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		210,000
Net cash provided by financing activities		210,000
NET INCREASE IN CASH		72,068
CASH AT BEGINNING OF PERIOD		0
CASH AT END OF PERIOD	$	72,068

ANCHOR DIGITAL, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Anchor Digital, LLC (the Company) is a South Carolina Limited Liability Company which was formed on August 18, 2017 and commenced operations shortly thereafter. The Company is a financial technology solutions firm focused on reducing crypto asset UX friction by developing a single user interface for trading, tracking and managing digital wealth; for miners, HODLers, BUILDLers, traders and professionals.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance and repairs are charged against operations as incurred. The Company adopted a capitalization policy consistent with the Internal Revenue Service de minimus election. Renewals and betterments that materially extend the lives of the assets are capitalized. When assets are sold or otherwise disposed of, the resulting gain or loss is reflected in the current year's operations.

Amortization expense was approximately $3,000 for the period ended May 31, 2018. Amortization is computed by the straight-line method over the estimated useful lives of the assets as follows:

	Useful life
Website and software costs	3 years

Income Taxes

The Company has elected to be treated as a partnership for federal and state income taxes. Therefore, the Company is not liable for federal and state income taxes. All items of income and expense are reflected on the individual income tax returns of the members.

ANCHOR DIGITAL, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

---

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Uncertain Tax Positions

Under the Income Tax Topic of the FASB Accounting Standards Codification, a company is required to disclose tax filings which are potentially subject to review by either federal or state agencies. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitation, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on May 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2017 calendar tax year remains subject to examination by federal or state agencies. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Revenue Recognition

The Company's revenue will be derived primarily from the sale of various subscription based products. The Company's policy will be to recognize revenue over the term of the subscription.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense for the period ended May 31, 2018 was approximately $2,000.

Cash Flow Information

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Income taxes	$	0
Interest	$	0

Subsequent Events

The Company has evaluated subsequent events through July 10, 2018, which is the date the financial statements were available to be issued.

On June 22, 2018 the Company merged into Anchor Digital, Inc, a Delaware Corporation with 500,000,000 shares authorized 457,719,232 shares issued

2. **CASH - CONCENTRATION OF CREDIT RISK**

The Company maintains its cash balances at a Financial institution in South Carolina. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At May 31, 2018, the balance was insured.

ANCHOR DIGITAL, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 18, 2017) TO MAY 31, 2018

3.   **TRADEMARKS**

The Company has applied for two trademarks, which were still pending approval at May 31, 2018. The Company has determined that the trademarks have indefinite lives because they are expected to generate cash flows indefinitely and can be renewed upon expiration for a nominal fee.

4.   **MEMBERS' EQUITY**

The Company operates under the terms of the Limited Liability Operating Agreement of Anchor Digital, LLC (the LLC Agreement).

Contributions

The Members were required to make initial capital contributions as defined in the LLC Agreement.

Capital Accounts, Distributions and Allocations

The Company maintains a capital account for each member. Capital accounts are increased by the members' contributions and allocations of income and gains and decreased by distributions of cash or property and allocations of losses. Income and losses are allocated among the members as set forth in the LLC Agreement.

Note that as of the conversion from LLC to Inc. as noted in the subsequent events section of note 1, there were 500,000,000 shares authorized 457,719,232 shares issued as of August 23rd, 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

(SEE ATTACHED)



Anchor Digital is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $1.07M goal

ANCHOR DIGITAL

Anchor Digital

Revolutionizing Crypto Asset Management

Small OPO   Mt. Pleasant, SC   Technology
Accepting International Investment

Overview Team Terms Updates Comments Share

Revolutionizing Crypto Asset Management

Invest in Anchor Digital

Managing your digital assets just got easier.

We believe Anchor Digital's Compass System℠ is the ***first institutional quality platform*** that's utilizes blockchain technology to streamline the asset management process. Anchor Digital provides the benefits of a single trading interface, access to real-time performance information, portfolio and drift data, and provide greater insights.

The Compass System℠ is a single interface application, accessible via web, desktop and mobile devices, that allows for portfolio creation and trade control over multiple exchanges while maintaining compliance and regulatory best practices. This single "compass style" interface offers multi-user admin rights for firm wide functionality.

The Anchor Digital Compass System℠ dashboard gives market participants worldwide a transparent and trusted, single-point, comprehensive environment for tracking, transferring and trading crypto assets across multiple exchanges, wallets and blockchain protocols.





COMPASS
Lighthouse

ANCHOR DIGITAL

COMPASS
Calculate

Development Stage

Our alpha product was launched and tested with select crypto users and

Anchor Digital Compass System℠ Highlights

— Professional-grade crypto trading tools

— Access to real-time performance information, portfolio and drift data in order to gain greater insights

— A pure data repository: an institutional-quality knowledge hub

— Ability to manage assets in a regulatory compliant way

- Tax compliance that meets all requirements for U.S. IRS reporting and filing*
- WalletRC, an innovative multi-exchange trading technology tool built on AnchorActive API



influencers and we have incorporated their edits and feedback and fully launched our beta version mid-August with several hundred invited users signing up over the next few days testing etc. Our beta is fully functional- we can offer login credentials and trials to investors if they'd like.

- Blockchain designed for crypto infrastructure across security tokens, non-security tokens, and on-chain interactions.

Note: AnchorDigital does not provide tax advice

The Offering

Investment

$0.09 per Common Equity Token

When you invest you are betting the company's future value will exceed $42.2M

Now we know that sounds like a lot but here's how the math works:

A $42 million valuation is the result of applying an 8.2X multiple on financial technology companies (the average multiple on revenue as calculated by raymondjames.com, a leading advisory firm in the fintech space). This multiple implies revenue of approximately $5M. If you divide that by 12 months, that's approximately $450k in revenue per month. If you divide that by $149 (our monthly professional subscription fee) you get approximately 3,000 users. According to Statista.com in Q2 of 2018 there were 25M wallet users.

So the question is do you believe Anchor Digital, with its tax tools, data aggregation tools, and ability to manage your digital assets in a regulatory compliant way can achieve 3,000 users out of a possible 25,000,000 or just 0.01%?

Perks*

If you invest $1,000, you will receive Anchor Digital SWAG.

If you invest $2,500, you will receive an annual subscription for 2019.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Common Equity Tokens

Description: Common Equity Tokens will represent a single share of common stock, with rights, preferences, privileges, and restrictions as designated in the Articles of Incorporation and attached as an Exhibit to the Offering Document. Common Equity Token will be issued on the Ethereum Blockchain (ERC20 Tokens).

"We are addressing a gap between the excitement of a crypto marketplace and the ability to actually store and unlock value from smart contracts and associated tokens."

Marcus Martin
CEO, Anchor Digital Inc.

Meeting the Crypto Community's Needs

We think consumers in the booming crypto ecosystem are looking for the same kinds of asset management systems they have come to expect in traditional markets.

Thats why we believe that creating **a secure, robust and efficient digital asset management system** is important.

People around the world experience the same problems in the crypto



markets. It is difficult for users to obtain consolidated crypto balances, capture tax data, and control their wallets.   Bifurcated crypto exchanges increase friction to the user and lower the efficacy of risk-control mechanisms, as the space remains bogged down in manual and intensive processes..



The future of crypto management and trading is a streamlined system - ***Everything you need in one place!***
With The Anchor Digital Compass System℠, we are revolutionizing how you trade and manage your digital wealth.

About ADGE: Anchor Digital Common Equity Token

Ours is the no nonsense offering. We have a quality product without all the noise.

We are providing an investment opportunity to participate in the crypto markets that is fully *DEMOCRATICIZED*. We are offering a chance to own the same class of equity that all of the founders, small seed investors, developers, employees and advisors received.

What crowdfunded equity means: A share of Common Stock equity of Anchor Digital, Inc. You own it directly. A piece of equity ownership in our business that has all of the voting and financial rights of a traditional common stock shareholder but which is planned to be distributed digitally in a tokenized format (*upon completion development of the token*).




COMPASS
Trading
UPLOAD

We Support the Three Values Vital to a Token Economy:

- **Decentralization: A "wallet first" perspective.** You have total control over your funds. You own your wallet and all wallets you're managing

- **Permissionless Blockchain:** Anonymous and equal access to all

- **Trustlessness:** Distributing trust. A transactional system enabling transfers with anyone in the world, regardless of distance. By reducing friction in online trading, the entire network will grow

We believe in the Three Values and uphold them in every aspect of development.

The Future

"Cryptocurrency is a disruptor to the banking industry that should be taken seriously."

Time.com

We have already seen strong indications of interest. Taking inspiration from successful offerings like tZERO, a clear crypto infrastructure project that combines the new asset class universe with compliant solutions, we plan to build on the crypto asset market's needs for fintech solutions and data analytics.


COMPASS
Media Center
The Latest
Token Economics 101
A Summary of Ethereum's Parts
Bitcoin and Ethereum: A Tale of Two Forks
In reSearch of Fundamentals
Featured Videos
Token Economics 101
A Summary of Ethereum's Parts
A Summary of Ethereum's Parts
Popular Articles











Wallet-First Control

An API driven system that puts you in control of your wallet to trade, transfer, and manage taxes.



Analytics

Charting tools with global fund flow analytics to help drive strategic decisions.



Trade Allocation

Multi-strategy portfolio management and block trade allocation tools.



Data Repository

Flexible API filter for market feeds, exchange order booking, and private wallet data.

Our Mission


ANCHOR DIGITAL
ANCHOR DIGITAL
Data Driven, Crypto Asset Management
With Anchor Digital you'll have greater insights and better control over your crypto assets.
Beta Sign-Up for FREE

Deliver turnkey solutions that save people time and money. Anchor Digital wants to support individuals in their adoption of blockchain technology with a complete toolset to navigate the decentralizing landscape.

At Anchor Digital we seek to improve the quality and resiliency of the crypto marketplace. We are making headway in becoming **a mainstream resource in cutting the cost of complying with the increasing regulation of crypto assets**. We've designed our solutions to meet the regulatory compliance directives that are now part of the crypto landscape and overall marketplace.

Milestones

As of August, 2018, all aspects of software development have been completed, The Compass Dashboard is currently in public beta testing, which will continue through early September. .

We are in process of handling the user feedback while continuing to build new features in our secure developer environment. The public beta will serve as the basis by which Web3 and traditional web users can build agent tools to unlock the unique value within crypto assets and blockchain based infrastructure.

We are excited to engage with the crypto community to receive the critical early feedback to improve and build upon relevant crypto-centric UX solutions.


COMPASS

About Anchor Digital


Trading
Single interface across all majorexchanges and private wallets
Trade Allocation
Multi-Account / Multi strategy portfolio management and trade allocation
Data Feeds
Market data, exchange order book and private wallet data
Analytics
Charting tools and global fund flow analytics
Reporting
Customized reporting and accounting tools
Tax Tool
A gain/loss and income calculator to track both potential and realized taxes

We are simplifying crypto management. Anchor Digital is a crypto-financial firm creating an ecosystem that will use blockchain technology to make the crypto asset management and trading process process more convenient and secure. Anchor Digital's proprietary technology reduces friction points in the crypto marketplace to benefit users and issuers.

We are working closely with legal, compliance, and regulatory counsel to create a framework for compliant management of crypto assets.

Helping people manage security, storage, user experience, and on-demand connectivity to the exchanges.

Invest in Our Company Today!

We believe blockchain technology and the utility token ecosystem will turn our cryptofinance platform into a scalable global solution. In the longer term, our platform will be used for humanitarian, educational and financial market's needs.

With the funds raised, we will continue ongoing improvements and development, marketing, synergistic product development, and the funding of other operating expenses to support the crypto asset market's needs for fintech solutions and data analytics.

Invest in an open and transparent, new type of capital market. **Invest in The Anchor Digital Compass Systems℠.**



CONTROL
WHAT YOU
OWN

ANCHOR DIGITAL





May 2018 — **Public Beta Shipment!** Public Beta shipment, initial user feedback forums, improvements and maintenance

June 2018 — **Additional Exchange Support** Additional Exchange support, WalletRC function improvement, Tax Tool Function improvement, community focus tools

July 2018 — **Additional Exchange Support** Additional Exchange support (Major Protocol DEXs), maintenance, Media Center Improvements, WalletRx introduction, community focus tools

September 2018 — **Launched on StartEngine** Now YOU can own a part of our company!

September 2018 — **Beta Testing Ends (ANTICIPATED)** Support and Q/A with the first iteration of CLaiRE (Crypto Learning artificial intelligence Research Enabler) as Chatbot/Assistant.

February 2019 — **Inclusion of All Major Exchanges (ANTICIPATED)** Inclusion of all major exchanges in API hub completed; introduction of WalletRx, the portfolio prescription adviser & portfolio optimizer.

October 2019 — **AI Voice Assistant (ANTICIPATED)** Next generation of support chat bots. A voice assistant that will be developed in house, to aid the users navigate, resolve issues, trade and customize experience.

January 2020 — **WalletRX Full Integration (ANTICIPATED)** WalletRx will have full integration with CLaiRE, making the User Wealth Management a personalized Machine Learning advised experience.

Meet Our Team

placeholder
placeholder
placeholder



Marcus Martin
CEO & Director
Marcus is a blockchain financial services entrepreneur. He is building a revolutionary data driven product suite within the cryptocurrency ecosystem at Anchor Digital. He is also CEO and head of product structuring at Global Oak Capital Markets, a global investment bank. He is COO of Port Royal Asset Management and General Partner at Blockchain Basecamp, where he advises enterprise clients on blockchain strategies, opportunities, and implementation challenges. He brings to the table extensive investment experience backed by expertise in blockchain protocols, crypto assets, distributed ledgers and their potential business uses.





Kelli Martin
Advisor
Kelli is a Co-Founder and Senior Advisor. Kelli leverages her background in law alongside securities regulation and compliance experience toward regtech thought leadership within Anchor Digital's business development and production teams. Kelli is a Project Manager at College Foundation of the University of Virginia.





William Drake
Director
Bill is Member of the Board and in charge of business development. He coordinates with the production team and provides support where necessary to market Anchor Digital's Compass System. Bill is also Partner of Global Oak and Chief Investment Officer at Port Royal Asset Management, where he supervises research and portfolio construction decisions, including crypto and traditional assets.





JR Hadley
Advisor
J.R. is cofounder and marketer J.R's role is to lead Anchor Digitals strategic growth plan in coordination with sales leadership, and to develop marketing strategy and execution across the organization, focusing on the Compass System. He has a track record of results-oriented achievements and successful strategy execution in a high growth company. Lead the company's strategic growth plan, including the identification of new market opportunities and/or segments.





Jason Britton
CFO & Director
Jason guides the overall financial vision and direction of the company. He is also the CIO and Head of Portfolio Manager of his own registered advisory firm, where he is a prolific author of thought leadership for the firm. Jason lends expert knowledge of the cryptocurrency and blockchain industries and extensive experience in finance, and sources potential companies for partnership. Jason has his MBA from the Yale School of Management.



Francisco Arias
Head of Technology
Francisco is a senior software developer and a subject-matter expert in data science and distributed computing. With a background in theoretical physics and neural networks, he has worked in academia and as a consultant to medium to large businesses. Francisco has a deep understanding of software development lifecycles and distributed applications (Dapps), and has deployed a number of smart contracts on the Ethereum.





Kenny Pavan
Senior Database & Backend Developer
Kenny is an experienced lead developer. He is architecting and building the logic and backbone services for the Anchor Digital cryptocurrency platform, creating a secure, highly reliable system, with a vast array of features. Kenny has developed many custom business tools and applications using Javascript, C, Python, and PHP. Kenny has a Bachelor of Science (B.S.) focused in Molecular Biology and is an experienced Computational Biologist accustom to performing Bioinformatics analysis of genetic data.





Michelle Hansen
Development & Design Advisory
Michelle assumes a firm grasp of Anchor Digital's project objectives, communicating and actioning them effectively, including prioritizing work, estimating user stories, facilitating UI/UX design, and coordinating engineers that implement code. Michelle is skilled in coordinating multi-disciplinary teams within an agile framework. Michelle is the CEO of Formulate Studios, a digital agency specializing in blockchain-based applications and financial service offerings.









Yie Ng
Senior UI & Frontend Designer
Yie is a competent in all facets of the design process and skilled in information architecture design. Yie serves as a primary designer for Anchor Digital's digital media properties and is responsible for the overall design of web applications and a 50 page interface, incorporating usability, comprehensive work flow and building to specifications. Yie is a contractor at Formulate Studios. She is skilled in using design, wire framing, and use case tools.



Terry Mulry
Public Relations & Marketing Advisory
Terry executes strategic media plans in line with the firm's mission and brand strategy. Terry is also CEO of Mulry Consulting were he provides strategic counsel and integrated program implementation in marketing and communications to global securities firms, institutional investors, banks, and similar organizations that operate in global financial services. Terry has experience developing and pitching stories to media, with with strategic media contacts.



Offering Summary

Maximum 11,888,888* Common Equity Tokens ($1,069,999.92)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 111,111 Common Equity Tokens ($9,999.99)

Investment

$0.09/Common Equity Token | When you invest you are betting the company's future value will exceed $45M.

Company	Anchor Digital, Inc.
Corporate Address	2915 Marsh Breeze Lane, Isle of Palms, SC 29464
Description of Business	Anchor Digital is a crypto-financial firm creating an ecosystem that will use blockchain technology to make the crypto asset management and trading process process more convenient and secure. Anchor Digital's proprietary technology reduces friction points in the crypto marketplace to benefit users and issuers.
Type of Security Offered	Common Equity Token
Purchase Price of Security Offered	$0.09
Minimum Investment Amount (per investor)	$108.00

Now we know that sounds like a lot but here's how the math works:

A $44 million valuation is the result of applying an 8.2X multiple on financial technology companies (the average multiple on revenue as calculated by raymondjames.com, the number one advisory firm in the fintech space). This multiple implies revenue of approximately $5M. If you divide that by 12 months, that's approximately $450k in revenue per month. If you divide that by $149 (our monthly professional subscription fee) you get approximately 3,000 users. According to Statista.com in Q2 of 2018 there were 25M wallet users.

So the question is do you believe Anchor Digital, with its tax tools, data aggregation tools, and ability to manage your digital assets in a regulatory compliant way can achieve 3,000 users out of a possible 25,000,000 or just 0.01%?

Perks*

If you invest $1000, you will receive Anchor Digital SWAG.

If you invest $2500, you will receive an annual subscription for 2019.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Common Equity Tokens

Description: Common Equity Tokens will represent a single share of common stock, with rights, preferences, privileges, and restrictions as designated in the Articles of Incorporation and attached as an Exhibit to the Offering Document. Common Equity Token will be issued on the Ethereum Blockchain (ERC20 Tokens). The tokens will be offered at $0.09 per token with a minimum purchase of $108 (or 1,200 tokens).

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions**: at the discretion of the board and pari passu with all other common equity holders
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Anchor Digital, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 Common Equity Tokens at $0.09 / share, you will receive 100 Common Equity Token bonus shares, meaning you'll own 1,100 shares for $90.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

ONBOARDING 2.0

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Anchor Digital to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Anchor Digital story
Founded in 2017

Digital Currency innovation
1st multi-account management and trade allocation software
digital traders utilize the compass platform to buy / sell multiple tokens from one place

Compass offers single point access to the top of digital exchanges

Traders also use compass to leverage our data analytics to drive strategic decision-making

Control what you own

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENT

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:45 AM 06/20/2018
FILED 08:45 AM 06/20/2018
SR 20185254651 - File Number 6940860

CERTIFICATE OF INCORPORATION
OF
ANCHOR DIGITAL, INC.
a Stock Corporation

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the "*DGCL*"), do execute this certificate of incorporation and do hereby certify as follows:

ARTICLE I
NAME

SECTION 1.1   Name. The name of the Corporation is Anchor Digital, Inc.

ARTICLE II
REGISTERED AGENT

SECTION 2.1   Registered Agent. The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation's registered agent at such address is The Corporation Service Company.

ARTICLE III
PURPOSE

SECTION 3.1   Purpose. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as it currently exists or may hereafter be amended.

ARTICLE IV
CAPITALIZATION

SECTION 4.1   Number of Shares. The Corporation shall have the authority to issue 500,000,000 shares of voting common stock, par value $0.0001 per share ("*Common Equity Tokens*").

SECTION 4.2   Provisions Relating to Common Equity Tokens.

(A)   Except as may otherwise be provided in this Certificate of Incorporation, each share of Common Equity Tokens shall have identical rights, powers and privileges in every respect. Except as may otherwise be required by this Certificate of Incorporation (including any resolution or certificate of designation adopted by the Board of Directors of the Corporation (the "*Board*") providing for the issue of one or more classes or series of Common Equity Tokens) or by applicable law, the holders of Common Equity Tokens shall be entitled to one vote for each such share on all matters upon which the stockholders are entitled to vote, and the holders of Common Equity Tokens have the exclusive right to vote for the election of directors and on all other matters upon which the stockholders are entitled to vote. Each holder of Common Equity Tokens shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation (as in effect at the time in question) and applicable law on all matters put to a vote of the stockholders of the Corporation. Except as otherwise required in this Certificate of Incorporation, the holders of Common Equity Tokens shall vote together as a single class on all matters.

(B)   Common Equity Tokens shall not be represented by certificates but instead shall be uncertificated securities of the Corporation and recorded in book-entry form on the books of the Corporation. The Common Equity Tokens may be maintained on an electronic distributed ledger.

(C)   The holders of Common Equity Tokens shall be entitled to receive ratably in proportion to the number of Common Equity Tokens held by them such dividends and distributions (payable in cash, stock or property), if, when and as may be declared thereon by the Board at any time and from time to time out of any funds of the Corporation legally available therefor.

(D)   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Common Equity Tokens shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of Common Equity Tokens held by them. A dissolution, liquidation or winding-up of the Corporation, as such terms are used in this paragraph (D), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

SECTION 4.3   Preemptive Rights. No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation, have any preemptive or preferential right to acquire or subscribe for any shares or securities of any class or series, whether now or hereafter authorized, that may at any time be issued, sold or offered for sale by the Corporation.

ARTICLE V
INCORPORATOR

SECTION 5.1   Incorporator. The incorporator of the Corporation is Neil C Robinson III, whose mailing address is c/o Moore & Van Allen PLLC, 78 Wentworth Street, Charleston, SC, 29401.

ARTICLE VI
DIRECTORS

SECTION 6.1   Number. Subject to any additional vote required by the Certificate of Incorporation, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board (as defined below).

SECTION 6.2   Manner of Elections. Elections of directors of the Corporation need not be by written ballot unless the Bylaws of the Corporation shall so provide. Stockholders shall not have the right to cumulate votes in the election of directors.

ARTICLE VII
LOCATION OF MEETINGS & BOOKS

SECTION 7.1   Location of Stockholder Meetings & Corporation Books. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

2

ARTICLE VIII
BYLAWS

SECTION 8.1   Bylaws. In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Whole Board (as hereinafter defined). For purposes of this Certificate of Incorporation, the term "*Whole Board*" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the Bylaws of the Corporation may be adopted, altered, amended or repealed by the affirmative vote of holders of not less than a majority in voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class. No bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board that was valid at the time it was taken.

ARTICLE IX
BUSINESS COMBINATIONS

SECTION 9.1   Business Combinations . The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE X
LIMITATION OF DIRECTOR LIABILITY

SECTION 10.1   Limitation of Director Liability. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director of the Corporation shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a director. Any amendment, repeal or modification of this Section 9.1 shall be prospective only and shall not affect any limitation on liability of a director for acts or omissions occurring prior to the date of such amendment, repeal or modification.

SECTION 10.2   Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the foregoing provisions of this Section 9.1 shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

3

ARTICLE XI
AMENDMENT OF CERTIFICATE OF INCORPORATION

SECTION 11.1   Amendments.

(A)   The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation, from time to time, to amend this Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment hereof are subject to such right of the Corporation.

(B)   Notwithstanding any other provision of this Certificate of Incorporation or the bylaws of the Corporation (and in addition to any other vote that may be required by applicable law or this Certificate of Incorporation), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of this Certificate of Incorporation if such amendment, alteration or repeal is required to be submitted to the stockholders of the Corporation pursuant to applicable law.

ARTICLE XII
FORUM SELECTION

SECTION 12.1   Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or agent or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (C) any action asserting a claim against the Corporation, its directors, officers or employees or agents arising pursuant to any provision of the DGCL, this Certificate of Incorporation or Bylaws of the Corporation or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed this Certificate of Incorporation as of this 20th day of June, 2018.

_____
Neil C. Robinson III
Incorporator

CHARLESTON\717516v4